SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, on this date, the Company's Board of Directors approved the debt renegotiation of the private distributor Amazonas Energia S/A (“Debtor”), with Eletrobras, in the total amount of R$ 4,033,855 thousand (Four Billion, Thirty-Three Million, Eight Hundred and Fifty-Five Thousand Reais), called “Debt”, on the base date of October 30, 2020, as follows:

BRL Thousand

Contract	Amortization start	Term (months)	Rate (CDI + %)	Balance due 10/30/2020
ECF-3382/19	12.30.2023	120	CDI+3	1,933,539
ECR-0289/14-JN	12.30.2023	120	CDI+3	1,048,030
ECR-0284/14D-JN	12.30.2023	120	CDI+3	483,109
ECF-2903/10-JN	12.30.2021	24	CDI+3	202,058
ECF-3361/18-JN	12.30.2021	24	CDI+3	139,446
ECF-3378/19	12.30.2021	24	CDI+3	44,658
ECF to be signed	12.30.2021	24	CDI+3	183,014
				4,033,855

As warranty of the Debt, the Debtor will assign to Eletrobras the Fixed Assets in Reimbursable Course (“AIC”), in the total amount of R$ 723,129,188.97 (Seven Hundred Twenty Three Million, One Hundred Twenty Nine Thousand, One Hundred Eighty Eight Reais and Ninety Seven Cents), within the limit of the Debt's annual payment flow. It is revenue from the non-depreciated amounts of AIC, pursuant to art. 8 of Law No. 12,783, of 2013, Official Letter No. 273/2020-DR/ANEEL of ANEEL and Official Letter No. 357/2020/SE-ME of the Ministry of Mines and Energy.

The amount of this warranty is sufficient to cover the financial flow of the contract until the end of the grace period, considering the interest due until November 2021. With the beginning of the amortizations, the value of the AIC portion ceases to cover the total value of the portion, requiring an additional guarantee, to be offered by the Debtor in December 2021. After the end of receipt of the AIC, expected to occur in March 2024, the Debtor is required to submit a new guarantee to cover the full amount of the remainder of the balance due, or, alternatively, a guarantee on the value of the installments due in the next 12 months, that would need to be renewed each year.

Below, can be found the simulation of the sufficiency of the AIC as a debt guarantee instrument and the need for additional guarantees:

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

BRL Thousand

Period	Period	Flow payments (BRL)	Warranty AIC * (R$)	Aditional Warranty (BRL)
Grace period of principal	until nov/21	205,285	202,186	-
Beginning of amortization of contracts with lesser grace period until the end of AIC receipts	from dec/21 to feb/24	1,235,788	634,161	601,627
End of AIC receipts until settlement of all contracts	from mar/24 to may/30	4,769,508	-	4,769,508

* Value updated by SELIC

The debt renegotiation will also contain early maturity clauses in case there are 3 (three) defaulting installments; possibility of assigning contract credits to third parties without the Debtor's consent; and the Debtor's obligation to regularly send information about the company and compliance with the Business Plan to Eletrobras.

As of September 30, 2020, Eletrobras had an allowance for loan losses - PCLD for this debt in the total amount of R$ 870 million. Such provision should be reassessed in accordance with Eletrobras' PCLD policy and as the funds enter Eletrobras.

The Company will keep the market informed of the matter covered by this Relevan Fact.

Rio de Janeiro, December 18, 2020.

Elvira Cavalcanti Presta

Diretora Financeira e de Relações com Investidores

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.